08030918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
M/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICP Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
360 Madison Avenue, 10th Floor

(No. and Street)

New York,	**New York**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter W. Gaudet **212-821-1983**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Salibello & Broder LLP

(Name – if individual, state last, first, middle name)

633 Third Avenue	**New York,**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any its possessions.

PROCESSED
APR 07 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 31 2008
Washington, DC
109

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Carlos M. Mendez, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICP Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

BARBARA ANN WISLOSKY
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01WI6061020
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 07/09/2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders, Equity or Partners, or Sole Proprietors, Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report of Independent Registered Public Accounting Firm on Internal Control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax 212-397-5832

March 29, 2008

Mr. Peter Gaudet
ICP Securities LLC
300 Madison Avenue
New York, New York 10017

Dear Peter:

Attached is a PDF file containing the ICP Securities LLC financial statements for the year ended December 31, 2007.

I understand this file will be used by you for regulatory filings. The reports are to be transmitted or reproduced exactly as provided without any additions or deletions. Please confirm the number of PDF copies transmitted and how many additional original copies you require.

Sincerely,

Tony

Anthony J. Calabrese

Attachment

ICP Securities LLC

Financial Statements
and Supplementary Information
For the Year Ended December 31, 2007

ICP Securities, LLC
Table of Contents
December 31, 2007

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax. 212 397-3832

Independent Auditors' Report

To the Member of
ICP Securities LLC

We have audited the accompanying statement of financial condition of ICP Securities LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17A-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello & Broder LLP

March 28, 2008

ICP Securities LLC
Statement of Financial Condition
December 31, 2007

Assets		
Receivable from clearing broker	$	702,537
Due from Parent		716,688
Other assets		66,690
Total assets	$	1,485,915
Liabilities and Member's Capital		
Accrued expenses	$	213,617
Member's capital		1,272,298
Total liabilities and member's capital	$	1,485,915

The accompanying notes are an integral part of these financial statements.

ICP Securities LLC
Statement of Operations
For the Year Ended December 31, 2007

Revenues	
Principal transactions	$ 1,317,056
Interest income	33,811
Other income	35,000
Total revenues	1,385,867
Expenses	
Clearance fees	108,272
Interest expense	1,390,807
Service fees	154,998
Syndicate fees	4,280
Professional fees	119,090
Other expenses	29,252
Total expenses	1,806,699
Loss before benefit for New York City income taxes	(420,832)
Benefit for New York City income taxes	(16,833)
Net loss	$ (403,999)

The accompanying notes are an integral part of these financial statements.

ICP Securities LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2007

Member's capital at January 1, 2007	$ 1,676,297
Net loss	(403,999)
Member's capital at December 31, 2007	$ 1,272,298

The accompanying notes are an integral part of these financial statements.

ICP Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net loss	$ (403,999)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease (increase) in operating assets	
Receivable from clearing broker	21,474
Due from Parent	(152,177)
Securities owned	298,745
Other assets	(5,799)
(Decrease) in operating liabilities	
Accrued expenses	(212,226)
Total adjustments	(49,983)
Net cash used in operating activities	(453,982)
Cash flows from investing activities	
Refund of good faith deposit	460,749
Payment of good faith deposit	(460,749)
Net cash from investing activities	-
Net decrease in cash and cash equivalents	(453,982)
Cash and cash equivalents	
Beginning of year	453,982
End of year	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

ICP Securities, LLC (the "Company"), a wholly-owned subsidiary of Institutional Credit Partners, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in structuring, origination, trading and distribution of leveraged credit structures.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. All financial assets and liabilities are stated at amounts that approximate fair value.

Principal Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to include highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Indemnification

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at December 31, 2007.

3. Related Party Transactions

The Company has entered into an Expense Sharing Agreement with the Parent (the "Services Agreement") that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, the Parent provides administrative, facility and other management and back-office services to the Company. The Company's obligation to pay the Parent pursuant to the Services Agreement shall be forgiven if the payment would cause the Company's net capital to fall below 120% of its minimum net capital requirement under SEC Rule 15c3-1 (the "Rule") or, if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under the Rule.

For the year ended December 31, 2007, the Company incurred occupancy expenses relating to the Services Agreement in the amount of $154,998 and such amount is recorded as "Service fees" in the statement of operations.

Under the Services Agreement, the Company receives operational, financial and treasury support. The Company is not required to reimburse its Parent for any of the costs in rendering such services. The Parent has estimated the value of these services to total approximately $438,000 for the year ended December 31, 2007.

At December 31, 2007, amounts payable to the Parent and an affiliate of the Parent relating to the Service Agreement, detailed above, in the amount of $123,549, are included in accrued expenses in the accompanying statement of financial condition.

In October 2006, the Parent, along with the Company, were claimants in a dispute over fees. The claim was settled in September 2007. The amount totaling approximately $1.9 million was paid directly to the Parent. The receivable from the Parent at December 31, 2007 in the amount of $716,688 represents the Company's share of the amount received.

There is no interest assessed on the outstanding amounts due to and from the Parent Company. The Company provides broker services to the Parent Company for which it may earn revenue.

4. Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded entity for tax purposes. The Company's income and expense items are included in the combined federal, state and local income tax returns of the members of the Parent. New York City income taxes are paid by the Parent rather than its members. For the year ended December 31, 2007, New York City income taxes are computed on a separate return basis and the current tax benefit in the amount of $16,833 has been recorded as a reduction of the amount payable to the Parent included in accrued expenses.

5. Off-Balance-Sheet Capital Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker under certain conditions, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

As the right to charge the Company has no maximum amount and applies potentially to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liability with regard to the right.

The Company also is engaged in various brokerage activities whose counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At December 31, 2007, the Company has a good faith deposit of $461,883 held at its clearing broker, which is included in receivable from clearing broker.

6. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), and has elected to compute its net capital in accordance with the aggregate indebtedness method of this rule. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $488,920, which was $388,920 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was .4369 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

Under clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

SUPPLEMENTARY INFORMATION

ICP Securities, LLC
Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2007 — Schedule I

Member's Capital	$ 1,272,298
Deduct - nonallowable assets	
Due from parent	716,688
Other assets	66,690
Total deductions	783,378
Net capital	$ 488,920
Aggregate indebtedness	$ 213,617
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 388,920
Ratio of aggregate indebtedness to net capital	.4369 to 1

Statement Pursuant to Paragraph(d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation included in the Company's unaudited FOCUS Report

ICP Securities, LLC
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2007 — Schedule II

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax. 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of
ICP Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of ICP Securities LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 28, 2008 — Salibello & Broder LLP

END